Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: (212) 455-2000

FACSIMILE: (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-2293	rbekkerus@stblaw.com

October 23, 2019

VIA EDGAR TRANSMISSION

Re:             GFL Environmental Holdings Inc.

Registration Statement on Form F-1

Filed on July 19, 2019

CIK No. 0001780232

Sergio Chinos

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”).

The Company has revised the Registration Statement in order to (1) include the number of Subordinate Voting Shares being registered and offered, as well as a bona fide estimated price range for the offering of Subordinate Voting Shares, (2) reflect the impact of the Pre-Closing Capital Changes and (3) to otherwise update the Company’s disclosure, including the filing of certain exhibits to the Registration Statement.

In addition, as previously indicated in the Company’s letter, dated August 22, 2019, in response to the Staff’s comment letter dated August 15, 2019, (i) in respect of comment 16 of such comment letter, the Company has included in the information required by Item 3.C.4 of Form 20-F, (ii) in respect of comment 17 of such comment letter, the Company has clearly shown in the notes to the capitalization table how it computed each as adjusted amount and (iii) in respect of comment 20 of such comment letter, the Company has presented pro forma earnings per share amounts and its computation of the number of basic and diluted weighted average shares used in determining its pro forma earnings per share amounts. With respect to the Company’s letter, dated September 12, 2019, in response to the Staff’s comment letter dated September 6, 2019, the Company has removed disclosure regarding repayment of the loan from Josaud Holdings Inc. on page 200 of Amendment No. 3, as the loan will remain outstanding at the consummation of the offering.

Finally, we are providing the Staff with the following response to the Staff’s comment letter, dated October 2, 2019 (the “Comment Letter”), regarding Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in our response correspond to the pages of Amendment No. 4. Unless otherwise defined below, terms defined in Amendment No. 4 and used below shall have the meanings given to them in Amendment No. 4. The response and information described below are based upon information provided to us by the Company.

Form F-1/A Filed September 30, 2019

Financial Statements

GFL Environmental Holdings Inc., page F-2

1.                                      We note your response to comment 6. The disclosures that you refer to along with the interest and other finance costs, deferred purchase consideration, loss (gain) on sale of property, plant and equipment, loss (gain) on foreign exchange and other income line items on the face of your statements of operations do not appear to provide insight about the nature of all of your expenses. For example for the seven months ended December 31, 2018, the disclosures you refer to as well as the income statement line items noted above appear to only address the nature of approximately 60% of your total expenses. In this regard, please provide a breakdown of total expenses based on the nature of expenses. Refer to IAS 1.104 and 105.

In response to the Staff’s comment, the Company has revised its disclosure on page F-86 of Amendment No. 4.

*      *      *      *      *      *      *      *

Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Nudrat Salik
Al Pavot

GFL Environmental Holdings Inc.
Patrick Dovigi

Stikeman Elliott LLP
Jeffrey Singer
Jeffrey Hershenfield

Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick
Shane Tintle

Davies Ward Phillips & Vineberg LLP
Shawn McReynolds
Jennifer Grossklaus